February 26, 2010

Via EDGAR Transmission and U.S. Mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:       Jeffrey P. Riedler, Assistant Director

Re:          Helicos BioSciences Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2008

                Schedule 14A Filed April 24, 2009

                File No. 001-33484

Ladies and Gentlemen:

This letter is submitted by Helicos BioSciences Corporation (the “Company” or “Helicos”) in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your letter to Ronald A. Lowy, the Company’s Chief Executive Officer, dated February 16, 2010 (the “Comment Letter”), with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and (ii) the Company’s Definitive Proxy Statement on Schedule 14A filed on April 24, 2009.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Research and Development, page 14

1.               We note your response to our prior comment 1.  Please confirm that you will include the substance of your response regarding the Expression Analysis, Inc. return, including the information contained in your Form 8-K filed January 30, 2009, in your next Form 10-K.

Response 1:

With respect to the comment above, the Company confirms that in its next Annual Report on Form 10-K it will include the substance of (i) its January 20, 2010 response to the Commission’s December 17, 2009 comment letter regarding Expression Analysis, Inc.’s return of the Helicos® Genetic Analysis System that was installed at Expression Analysis, Inc. in March 2008 and (ii) the information contained in the Company’s Current Report on Form 8-K filed January 30, 2009.

Intellectual Property, page 18

2.               We note your response to our prior comment 4 and your proposed disclosure regarding the Roche License Agreement and the AZTE License Agreement, both of which state that the company agrees to pay a “double digit percentage” of sublicense income amounts received based on sublicenses granted to third parties.  Please revise your disclosure to provide a more narrow range for the percentage you will pay and provide general information regarding the tier structure, as applicable, i.e., how the rate will increase as the tiers progress.

Response 2:

With respect to the comment above, in addition to updating this disclosure for events that transpire with the passage of time, the Company proposes to make the revisions emphasized below to the disclosure regarding the Roche License Agreement and the AZTE License Agreement in future filings:

In June 2004, the Company entered into a license agreement with Roche Diagnostics (the “Roche License Agreement”) that granted the Company a worldwide, semi-exclusive royalty-bearing license, with the right to grant sublicenses under a patent relating to sequencing methods. In connection with the Roche License Agreement, the Company paid an upfront fee of 175,000 Euros and committed to pay an annual license fee ranging from 10,000 to 40,000 Euros. There are no milestone payments potentially payable by the Company under the Roche License Agreement in addition to those described above. The Company has an option to convert the license to non-exclusive beginning in 2008, in which case the annual license fees would be reduced to 10,000 Euros beginning in 2008. The Company has the right to terminate the Roche License Agreement at any time for convenience upon 90 days prior written notice to Roche Diagnostics. Both the Company and Roche Diagnostics have the right to terminate the Roche License Agreement upon breach by the other party, subject to notice and an opportunity to cure. The Roche License Agreement also terminates upon the occurrence of specified bankruptcy events. As part of the Roche License Agreement, the Company agrees to pay single digit royalties based on a percentage of defined net sales. The Company also agrees to pay ~~portion of specified sublicense~~half of income amounts that are received based on sublicenses that the Company grants to third parties. The Company’s royalty obligation, if any, extends until the expiration of the last-to-expire of the licensed patents. Through December 31, 2008, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not established and the technology had no alternative future use. The total expense recognized under the Roche License Agreement for the years ended December 31, 2006, 2007 and 2008, and the period from May 9, 2003 (date of inception) through December 31, 2008 was $23,000, $39,000, $62,000 and $367,000, respectively.

In March 2005, the Company entered into a license agreement with Arizona Technology Enterprises (the “AZTE License Agreement”) that granted the Company a worldwide, exclusive, irrevocable, royalty-bearing license, with the right to grant sublicenses, under specified patents and patent applications exclusively licensed by AZTE from Arizona State University and the University of Alberta. In connection with the AZTE License Agreement, the Company paid an upfront fee of $350,000, committed to an annual license fee of $50,000, which will increase to $100,000 upon the successful issuance of a U.S. patent, committed to pay a three-year maintenance fee of $50,000, payable in equal annual installments beginning in March 2006, and issued 88,888 shares of restricted common stock, which vest in two equal installments upon the achievement of separate milestones.  There are no milestone payments potentially payable by the Company under the AZTE License Agreement in addition to those described above.  The Company is obligated to use reasonable commercial efforts to develop, manufacture and commercialize licensed products. In addition, if the Company fails to meet specified development and commercialization deadlines, the AZTE License Agreement converts from exclusive to non-exclusive. The AZTE License Agreement will remain in force until terminated. The Company has the right to terminate the AZTE License agreement at any time for convenience upon 60 days prior written notice to Arizona Technology Enterprises. Both the Company and Arizona Technology Enterprises have the right to terminate the agreement upon breach by the other party, subject to notice and an opportunity to cure. The AZTE License Agreement also terminates upon the occurrence of specified bankruptcy events.

As part of the AZTE License Agreement, the Company agrees to pay ~~royalties based on~~ a single digit percentage ~~of~~royalty based on defined net sales. The Company also agrees to pay ~~a portion~~a mid-teens percentage of specified sublicense income amounts that are received based on sublicenses granted to third parties which increases to 30 percent after the Company receives an aggregate of $50,000 of such amounts  ~~based on sublicenses granted to third parties~~. The Company’s royalty obligation, if any, extends until the expiration of the last-to-expire of the licensed patents. Through December 31, 2008, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not been established and the technology had no alternative future use. In May 2006, in accordance with the license agreement, due to the successful issuance of a U.S. patent, the committed annual license fee increased from $50,000 to $100,000 and 44,444 shares of the restricted common stock vested. The vesting of 44,444 shares of restricted common stock resulted in a charge to research and development expense of $127,000 based on the fair value of the Company’s common stock at the time the milestone was achieved. The remaining 44,444 shares of restricted common stock will vest immediately upon the successful issuance of a second U.S. patent. The total expense recognized under the AZTE License Agreement for the years ended December 31, 2006, 2007 and 2008, and the period from May 9, 2003 (date of inception) through December 31, 2008 was $229,000, $117,000, $103,000 and $849,000, respectively.

Form 10-Q For The Quarterly Period Ended September 30, 2009

Exhibit 31.1 and 31.2

As noted in the Company’s previous response 6 in its January 20, 2010 response to the Commission’s December 17, 2009 comment letter, the Company confirms that it will file an amendment to the referenced Quarterly Report on Form 10-Q which will contain a cover page, an explanatory note, the signature page and revised certifications which comply with Regulation S-K, Item 601(b)(31) as Exhibits 31.1 and 31.2 thereto.  The Company confirms that it will file such amendment on or before it files its next Annual Report on Form 10-K.  In addition, the Company confirms that it will use the corrected certifications in future filings beginning its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

*   *   *

As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Please contact Mark C. Solakian, the Company’s General Counsel, at (617) 264-1885 if you have any questions.

Sincerely,

HELICOS BIOSCIENCES CORPORATION

/s/ Ronald A. Lowy
Ronald A. Lowy
President and Chief Executive Officer

cc:                                 Laura Crotty, U.S. Securities and Exchange Commission (via U.S mail)

Jeffrey R. Moore, Helicos BioSciences Corporation (by hand)

Mark C. Solakian, Helicos BioSciences Corporation (by hand)

James A. Matarese, Goodwin Procter LLP (via U.S mail)